UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 4

                           STATEMENT OF CHANGES IN
                             BENEFICIAL OWNERSHIP

              Filed pursuant to Section 16(a) of the Securities
          Exchange Act of 1934, Section 17(a) of the Public Utility
               Holding Company Act of 1935 or Section 30(h)
                  of the Investment Company Act of 1940

1.     Name and Address of Reporting Persons

       J.R. Simplot/J.R. Simplot Self Declaration of Revocable Trust 999 Main Street, Suite 1300
       Boise, ID  83702

2.     Issuer Name and Ticker or Trading Symbol

       Remington Oil and Gas Corporation (REM)

3.     I.R.S. Identification Number of Reporting Person, if an entity
       (Voluntary)

       ###-##-####

4.     Statement for Month/Day/Year

       April 4, 2003

5.     If Amendment, Date of Original (Month/Day/Year)

       February 24, 2003

6.     Relationship of Reporting Person(s) to Issuer
       (Check All Applicable)

       [___]   Director
       [ X ]  10% Owner


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       [___]  Officer (give title below)
       [___]  Other (specify below)

7.     Individual or Joint/Group Filing (Check Applicable Line)

       [___]  Form filed by One Reporting Person
       [ X ]  Form filed by More than One Reporting Person


                TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED,
                     DISPOSED OF, OR BENEFICIALLY OWNED

1.     Title of Security (Instr. 3)

       Common Stock

2.     Transaction Date (Month/Day/Year)



2A.    Deemed Execution Date, if any (Month/Day/Year)

3.     Transaction Code (Instr. 8)

       CODE


4.     Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

           AMOUNT          (A) OR (D)          PRICE


5. Amount of Securities Beneficially Owned following Reporting Transaction(s) (Instr. 3 and 4)

        5,477,928; See "Explanation of Responses"

6.     Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)

            I:  See Table I, Item 7

7.     Nature of Indirect Beneficial Ownership (Instr. 4)

2,785,028 shares are directly owned by JRS Properties III L.P. ("JRS Properties III"). The J.R. Simplot Self Declaration of Revocable Trust (the "Trust"), of which Mr. Simplot is the beneficiary and trustee,controls JRS Properties III. The
Trust and a trust for the benefit of Mr. Simplot's spouse ("Mrs. Simplot's Trust"), which exercises no

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investment control, hold approximately 79.6% of the beneficial interest in the shares owned by JRS Properties III.

2,692,900 shares are directly owned by JRS Properties L.P. ("JRS Properties"). (Of these shares, 550,000 shares are subject to a variable share forward sale contract. See Table II and "Explanation of Responses.") The Trust controls JRS Properties. The Trust and Mrs. Simplot's Trust hold approximately 98.7% of the beneficial interest in the shares owned by JRS Properties.


                  TABLE II - DERIVATIVE SECURITIES ACQUIRED,
                      DISPOSED OF, OR BENEFICIALLY OWNED
         (e.g. puts, calls, warrants, options, convertible securities)

1.     Title of Derivative Security (Instr. 3)

        Variable share forward sale of Common Stock


2.     Conversion or Exercise Price of Derivative Security

        See "Explanation of Responses"

3.     Transaction Date (Month/Day/Year)

       April 4, 2003

3A.    Deemed Execution Date, if any (Month/Day/Year)

       April 4, 2003

4.     Transaction Code (Instr. 8)

            CODE            V
              J

5. Number of Derivative Securities Acquired (A) or Disposed of (D)(Instr. 3, 4, and 5)

            (A)               (D)
            See "Explanation of Responses"

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6.     Date Exercisable and Expiration Date (Month/Day/Year)

            Date Exercisable          Expiration Date

            See "Explanation of Responses"


7.    Title and Amount of Underlying Securities (Instr. 3 and 4)

      Title           Amount of Number of Shares

      Common Stock   550,000 shares -
                     See "Explanation of Responses"

8.     Price of Derivative Security (Instr. 5)

       See "Explanation of Responses"

9. Number of Derivative Securities Beneficially Owned following Reported Transaction(s) (Instr. 4)

       See Table I, Item 7

10.    Ownership Form of Derivative Security: Direct (D) or
Indirect (I) (Instr. 4)

       See Table I, Item 7

11.    Nature of Indirect Beneficial Ownership (Instr. 4)

       See Table I, Item 7

Explanation of Responses:

JRS Properties entered into a deferred sale transaction in the form of a variable share forward sale contract (the "Contract") with Bank of America, N.A. on February 20, 2003, pursuant to which JRS Properties is entitled to receive a notional amount of cash against the future delivery of 550,000 shares (collectively, the "Shares") of Remington's Common Stock. The Initial Share Price of $18.1189 per share was determined at the end of the Pricing Period on April 4, 2003, and equals the net volume weighted average price per share at which Bank of America hedged its risk in the market by selling 550,000 shares of Remington's Common Stock.

Pursuant to the Contract, at the May 7, 2007 expiration date
(the "Expiration Date"),

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JRS Properties must deliver to Bank of America a number of
Shares which shall be determined based on the closing price of Remington common stock on the Expiration Date, subject to a floor price of $16.3070 per Share (90% of the Initial Share Price) and a cap price of $22.5218 per Share (124.3% of the Initial Share Price); provided, however, that JRS Properties has the right to elect to settle the transaction in cash and to retain the Shares.

                                 Reporting Persons:

Dated:   April 8, 2003

                                 /s/ J.R. Simplot
                                 --------------------------------
                                 J.R. Simplot

                                 By:  /s/ Ronald N. Graves
                                 --------------------------------
                                 Ronald N. Graves, as Attorney-in-Fact


                                 J.R. Simplot Self Declaration
                                 of Revocable Trust
Dated:   April 8, 2003
                                 By:  /s/ J.R. Simplot
                                 --------------------------------
                                 J.R. Simplot, as Trustee

                                 By:  /s/ Ronald N. Graves
                                 --------------------------------
                                 Ronald N. Graves, as Attorney-in-Fact

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